Via Facsimile and U.S. Mail
Mail Stop 4720

January 12, 2010

Mr. John M. Matovina
Treasurer & Chief Financial Officer
American Equity Investment Life Holding Company
5000 Westown Parkway, Suite 440
West Des Moines, Iowa  50266

**Re:     American Equity Investment Life Holding Company**
**         Form 10-K for the Fiscal Year Ended December 31, 2008**
**         Definitive Proxy Statement on Schedule 14A filed April 30, 2009**
**         File No. 1-31911**

Dear Mr. Matovina:

        We have reviewed your response filed October 9, 2009 to our comment letter
dated September 17, 2009 and have the following comments.  In our comments, we ask
you to provide us with information to better understand your disclosure.  Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or interim filing, as
applicable, in which you intend to first include it.  If you do not believe that revised
disclosure is necessary, explain the reason in your response.  After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

**Form 10-K for the Fiscal Year Ended December 31, 2008**

Item 3- Legal Proceedings, page 23

   1. Please confirm to us that, in your December 31, 2009 Form 10-K, you will also
      include the disclosure that you provided in your September 30, 2009 Form 10-Q
      in response to our comment 1.

Management's Discussion and Analysis

Critical Accounting Policies

Derivative Instruments-Index Products, page 31

2. Refer to your response and proposed revised disclosure to our comment 2. We reissue our comment in part. Please revise your proposed disclosure to disclose your non-performance risk used and why you believe these rates are appropriate in your circumstances. Describe the model and assumptions used to determine your non-performance risk rate. With regards to the counterparty non-performance risk rates, please provide a range of rates that are used and how the rates are obtained.

Financial Condition

Investments, page 41

3. Refer to your response to our comment 4 and your revised proposed disclosure. Please revise your proposed disclosure to explain your assessment of unrealized losses similar to that disclosed in your response.

4. Refer to your response to our comment 6 and your proposed revised disclosure. Please revise your proposed disclosure to provide similar language with regards to why you do not obtain current market values of the underlying collateral with regards to your commercial mortgage loans on real estate. In addition, revise to disclose why you believe your loan to value ratio is meaningful to investors in the current period since it is calculated using the underwriting and appraisal at the time the loan was issued and does not reflect subsequent adverse market conditions.

**Definitive Proxy Statement on Schedule 14A**

Compensation Discussion & Analysis

Base Pay and Discretionary Cash Bonuses, page 21

5. We note your response to our comment 14. Please attempt to provide us with as much draft disclosure intended for your next Compensation Discussion & Analysis as possible. If you have not settled on certain compensation policies and procedures, you may indicate such by inserting blank spaces or by bracketing certain material. As you were not required to include compensation-related disclosure in your Form 10-Q, it would be more appropriate to submit any such

disclosure to us as part of your response to this comment letter, rather than incorporating it into any of your quarterly reports.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief Accountant